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Exhibit (a)(1)(H)

To All eSoft Optionholders Eligible to Participate in the Offer to Exchange:

    eSoft, Inc. has decided to extend the expiration date of the Stock Option Exchange Program (the "Program") to January 8, 2002 at 12:00 midnight, U.S. Mountain Standard Time. This email serves as formal notice to you of the new expiration date of the Program. The Program had been previously scheduled to expire on January 4, 2002 at 12:00 midnight, U.S. Mountain Standard Time.

    Given the new expiration date, the date on which eSoft will grant Replacement Options is now July 9, 2002, unless the Program is again extended. Prior to the new expiration date, eSoft had scheduled July 5, 2002 as the date on which it will grant Replacement Options.

    Attached to this email please find updated versions of the Election Form and Notice of Withdrawal which have been revised to reflect the new January 8, 2002 expiration date. If you have previously submitted an Election Form and/or Notice of Withdrawal and do not wish to change your current election, you do not need to complete either of the attached forms. The extension of the the Program does not invalidate or cancel any properly submitted Election Forms or Notices of Withdrawal previously received by eSoft.

    If you have not completed an Election Form and wish to participate in the Program, please execute the attached Election Form and deliver it to Cheryl Muench prior to 12:00 midnight, U.S. Mountain Standard Time on January 8, 2002.

    If you have not completed a Notice of Withdrawal and wish to withdraw your previous election to participate in the Program, please execute the attached Notice of Withdrawal and deliver it to Cheryl Muench prior to 12:00 midnight, U.S. Mountain Standard Time on January 8, 2002.

    If you have any questions regarding the Program, please contact Cheryl Muench at cmuench@esoft.com or at (303) 444-1600 x3333.

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  Exhibit (a)(1)(H)